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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No.____)(1)

                             PARTY CITY CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  702145103
                           -----------------------
                                (CUSIP Number)

                                STEVEN MANDELL
                               400 COMMONS WAY
                          ROCKAWAY, NEW JERSEY 07866
                                (201) 983-0888
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               February 21, 1997
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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(1)     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP Number: 702145103                                  Page 2 of 6 Pages

1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

        Name:           Steven Mandell
        S.S. No.:       ###-##-####

2)      Check the Appropriate Box if a Member of a Group (See Instructions)


        (a)                                                     [X]
        (b)                                                     [ ]

3)      SEC Use Only

4)      Source of Funds (See Instructions):                             PF

5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(c)                                      [ ]

6)      Citizenship or Place of Organization: U.S. Citizen


Number of Shares        (7)     Sole Voting Power:              2,366,667*
Beneficially
Owned                   (8)     Shared Voting Power:                  -0-
by Each
Reporting               (9)     Sole Dispositive Power:         2,366,667*
Person With
                       (10)     Shared Dispositive Power:             -0-

11)     Aggregate Amount Beneficially Owned by Each Reporting
        Person:                                                 2,366,667*

12)     Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                       [  ]

13)     Percent of Class Represented by Amount in Row (11):         33.93%

14)     Type of Reporting Person (See Instructions):                IN


* This figure includes shares owned by Mandell Family Limited Partnership, a limited partnership organized under the laws of New Jersey, wholly-owned by the Reporting Person. See also the disclosure provided in response to Item 5 thereof.


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  CUSIP Number:  702145103                                 Page 3 of 6 Pages
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1)      Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of
        Above Persons:

        Name:   Mandell Family Limited Partnership

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

     1. (a)                                                     [X]

        (b)                                                     [ ]

3)      SEC Use Only

4)      Source of Funds (See Instructions):                                  AF

5)      Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                          [ ]

6)      Citizenship or Place of Organization: New Jersey

Number of       (7)  Sole Voting Power:                         500,000
Shares
Beneficially    (8)  Shared Voting Power:                         -0-
Owned by Each
Reporting       (9)  Sole Dispositive Power:                    500,000
Person With
               (10)  Shared Dispositive Power:                    -0-

11)     Aggregate Amount Beneficially Owned by Each
        Reporting Person:                                       500,000

12)     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)              [ ]

13)     Percent of Class Represented by Amount in Row (11):        7.17%

14)     Type of Reporting Person (See Instructions):            PN

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| CUSIP NUMBER:   702145103  |                       |   PAGE 4 OF 6 PAGES  |
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ITEM 1.         SECURITY AND ISSUER

        This Statement relates to the common stock ("Common Stock") of Party City Corporation (the "Issuer").

        The address of the principal executive offices of the Issuer is as follows:

                Party City Corporation
                400 Commons Way
                Rockaway, New Jersey 07866


ITEM 2.         IDENTITY AND BACKGROUND

        1.(a)   Steven Mandell

        (b)     c/o Party City Corporation
                400 Commons Way
                Rockaway, New Jersey 07866
                (Business Address)

        (c) Mr. Mandell currently serves as the President and Chairman of the Board of Directors for the Issuer.

        (d)     No

        (e)     No

        (f)     U.S. Citizen

        2. Mandell Family Limited Partnership is a limited liability partnership organized under the laws of New Jersey having its principal business and office address located at c/o Party City Corporation, 400 Commons Way, Rockaway, New Jersey 07866. Mandell Family Limited Partnership has not been involved in any proceeding requiring disclosure under subparagraphs (d) or
(c) of this Item 2.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        1.      STEVEN MANDELL

        Of the 2,366,667 shares of the Issuer reported as beneficially owned by Mr. Mandell hereunder, 1,866,667 shares are owned individually by Mr. Mandell and 500,000 are owned by Mandell Family Limited Partnership. The entire 2,366,667 shares of Common Stock were purchased by Mr. Mandell with personal funds.

        2.      MANDELL FAMILY LIMITED PARTNERSHIP

        The 500,000 shares of the Issuer owned by Mandell Family Limited Partnership were received from Mr. Mandell.

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CUSIP Number:  702145103                                       Page 5 of 6 Pages
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Item 4.         PURPOSE OF TRANSACTION

        1. Mr. Mandell's initial acquisition of the aforementioned securities of the Issuer is for the purpose of investment.

        2. Mandell Family Limited Partnership's acquisition of the aforementioned securities of the Issuer is for the purpose of investment.


Item 5.         INTEREST IN SECURITIES OF THE ISSUER

        (a) The Table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of February 28, 1997, at which time there were issued and outstanding 6,974,000 shares of the Issuer's Common Stock and 418,250 Common Stock Purchase Options.

                                     AGGREGATE AMOUNT OF
REPORTING PERSON   TITLE OF CLASS    BENEFICIAL OWNERSHIP   PERCENTAGE OF CLASS
----------------   --------------    --------------------   -------------------

Steven Mandell      Common Stock          2,366,667(1)            33.93%

Mandell Family
Limited
Partnership         Common Stock            500,000                7.17%

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        (1)     This figure consists of (i) 1,866,667 shares held by Mr.
Mandell individually and (ii) 500,000 shares held by Mandell Family Limited Partnership. Mr. Mandell serves as the sole General Partner of the Mandell Family Limited Partnership.

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        (b)     The number of shares as to which Mr. Mandell has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows.

                (i) Sole Voting Power. Mr. Mandell has sole voting power with respect to 2,366,667 shares of Common Stock of the Issuer beneficially owned.

                (ii) Shared Voting Power. Mr. Mandell does not hold any Common Stock of the Issuer with shared voting power.

                (iii) Sole Dispositive Power. Mr. Mandell has sole power to dispose or to direct the disposition with respect to 2,366,667 shares of Common Stock of the Issuer beneficially owned.

                (iv) Shared Dispositive Power. Mr. Mandell does not share power to dispose or to direct the disposition of shares of Common Stock of the Issuer.


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CUSIP Number: 702145103                                       Page 6 of 6 Pages
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        (c)     The Reporting Persons made the following transactions of shares of Common Stock of the Issuer during the sixty (60) days preceding the date of this filing:

        1.      Steven Mandell

                On February 21, 1997, Mr. Mandell transferred 500,000 shares of Common Stock of the Issuer as a gift to the Mandell Family Limited Partnership.

        2.      Mandell Family Limited Partnership

                On February 21, 1997, the Mandell Family Limited Partnership received 500,000 shares of Common Stock of the Issuer as a gift from Mr. Mandell.

        (d)     Not applicable.
        (e)     Not applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

                Not applicable.

Item 7.         Material to be filed as Exhibits.

                Not applicable.


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ Steven Mandell
                                                -------------------------------
Dated: March 10, 1997                           Steven Mandell
                                                Chairman of the Board of
                                                Directors and President